ENDEAVOUR SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 6, 2015

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of Endeavour Silver Corp. (the “Company”) will be held at 10:00 a.m. (Vancouver time) at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Wednesday, May 6, 2015 for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2014 with auditor’s report thereon;

2.	To elect seven directors for the ensuing year;

3.	To appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration;

4.	To reconfirm the Company’s rolling percentage Stock Option Plan by approving the unallocated securities that may be grantable thereunder;

5.	To approve the adoption of a new Performance Share Unit Plan for the Company; and

6.	To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular (“Information Circular”).

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.

The Information Circular and other Meeting materials will be available on the Company’s website at www.edrsilver.com as of April 2, 2015 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775, or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of April 2, 2015.

Only shareholders of record at the close of business on March 20, 2015 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 4, 2015 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 23rd day of March, 2015.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO

2

ENDEAVOUR SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of Common shares (“Common Shares”) of Endeavour Silver Corp. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday, May 6, 2015 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated. The noon rate of exchange on March 23, 2015 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$1.2516 (Cdn$1.00 equals U.S.$0.7990).

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 4, 2015 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)	provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. As at the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed March 20, 2015 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 101,976,901 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The shareholders of the Company last fixed the number of directors of the Company at seven. At the Meeting, shareholders will be asked to elect seven directors.

The persons named below are the seven nominees of management for election as directors, all of whom are current directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

			Common
			Shares
			beneficially
Name, place of residence and	Present principal occupation,	Period served as	owned or
position with the Company	business or employment	director	controlled

RICARDO M. CAMPOY(1)(2)	Co-founder of Minerals Capital &	Since July 9,	4,000
New York, U.S.A.	Advisory LLC, a member firm of	2010
Director	Denver-based merchant bank
	HeadwatersMB; Corporate Director

BRADFORD J. COOKE	CEO of the Company	Since July 25,	1,102,831
British Columbia, Canada		2002
Director and CEO

			Common
			Shares
			beneficially
Name, place of residence and	Present principal occupation,	Period served as	owned or
position with the Company	business or employment	director	controlled

GEOFFREY A. HANDLEY(1)(2)(3)	Corporate Director	Since June 14,	10,000
New South Wales, Australia		2006
Director and (Non-executive)
Chairman

REX J. MCLENNAN(1)(3)(4)	Corporate Director	Since June 12	10,000
British Columbia, Canada		2007
Director

KENNETH PICKERING(2)(4)	Corporate Director	Since August 20,	5,000
British Columbia, Canada		2012
Director

MARIO D. SZOTLENDER(1)(2)(3)(4)	Corporate Director	Since July 25,	225,100
Caracas, Venezuela		2002
Director

GODFREY J. WALTON	President and COO of the Company	Since July 25,	75,847
British Columbia, Canada		2002
Director, President and COO
____________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Sustainability Committee.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 11, 2013, subject to shareholder approval which was obtained on May 22, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by April 6, 2015. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange (“TSX”) rules, the Board shall accept such director’s resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Other than as disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ricardo Campoy, a director of the Company, was a director of Century Mining Corporation (“Century”) when he was subject to a management cease trade order (the “MCTO”) issued by the British Columbia Securities Commission (“BCSC”) on March 20, 2008. The BCSC had issued a cease trade order on March 14, 2008 with respect to the shares of Century based on inadequacies in a National Instrument 43-101 technical report filed by Century and in Century’s financial reports for the third quarter of 2007. On March 20, 2008, the BCSC revoked the cease trade order and imposed instead the MCTO in order to give Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon Century’s filing of required technical reports and third quarter 2007 financial disclosures. The MCTO remained in place until the filing of Century’s audited annual financial statements and management’s discussion and analysis for its 2007 financial year and was eventually revoked on July 18, 2008.

Mario Szotlender, a director of the Company, was a director of Focus Ventures Ltd. (“Focus”) that had its registration under Section 12(g) of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) revoked by the United States Securities and Exchange Commission (“SEC”) for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of the proposed revocation, Focus filed a settlement agreement with the SEC consenting to the revocation as the company was dormant at the time. Focus filed a registration statement with the SEC in January 2015 to re-register its common shares under Section 12(g) of the U.S. Exchange Act. The effectiveness of the registration statement on March 10, 2015 removes the prior restrictions on market participants trading shares of Focus in United States markets.

Geoffrey Handley, a director and Chairman of the Company, was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which establishes a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001. Mirabela also announced that, under the PSA, the proposed recapitalization will be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange (“ASX”) was suspended in October 2013. On June 25, 2014, Mirabela reported that the Deed of Company Arrangement had been fully effectuated and on June 30, 2014 Mirabela’s shares were reinstated for trading on the ASX.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2014, the NEOs of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), Godfrey Walton (President and Chief Operating Officer (“COO”)), David Howe (Vice President Operations, Mexico (“VP Mexico Operations”) and Luis Castro (Vice President, Exploration (“VP Exploration”)).

Compensation Discussion and Analysis

General

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors (“Compensation Committee”). In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are targeted within a 20% range of the 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company (see “Base Salary”).

Total direct compensation (“Total Direct Compensation”) for each of the NEOs, as well as for executive officers as a whole, consists of a Base Salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. The targeted Short Term Incentive Plan (“STIP”) and Long Term Incentive compensation (“LTI”) are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the benchmarked mining companies. Actual compensation is positioned above or below target as performance warrants. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Compensation Committee and the Board have considered the implications of risks associated with the Company’s compensation policies and practices. Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long term decision-making by the Company’s executives. A number of business risks were assessed and considered, while significant items included:

•	Achieving safety results and meeting environmental requirements
•	Resource estimation and reserve determination
•	Achievement of annual production and cost targets in balance with long-term development requirements at our operations

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

•	Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.
•	Audit of key measureable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.

•	Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.
•

Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded by the issuance of options. Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board’s sole discretion. Our stock option plan limits the number of compensation shares that may be issued.

•

Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2014 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

•

Time horizon of payments or realization of value: Short-term incentive awards for 2014 were made in March 2015, following the performance year. The 2014 long-term incentive program option awards vest over two years and have a five-year life. The recipients of these awards realize an increase or decrease in value based on share price.

•	Restrictions on hedging and derivative trading: Company’s executives are prohibited from engaging in hedging or derivative trading with our securities.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. In 2013, the Compensation Committee retained Towers Watson to provide independent analysis in order to support the Compensation Committee’s process and analysis on executive and director compensation. Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company’s executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics. The 24 companies in the benchmark group were:

Alexco Resource Corporation	Denison Mines Corp.	Lake Shore Gold Corp.
Alamos Gold Inc.	First Majestic Silver Corp.	North American Palladium Ltd.
Argonaut Gold Inc.	Fortuna Silver Mines Inc.	Primero Mining Corp.
AuRico Gold Inc.	Gold Resource Corp.	Silver Standard Resources Inc.
Aurizon Mines Ltd.*	Great Panther Silver Ltd.	Stillwater Mining Co.
B2gold Corporation	Hecla Mining Ltd.	Taseko Mines Ltd.
Coeur d’Alene Mines Inc.	Imperial Metals Corp.	Timmins Gold Corp.
Capstone Mining Corp.	Kirkland Lake Gold Inc.	Yukon-Nevada Gold Corp.*

*	Subsequent to the 2013 benchmarking, Aurizon Mines Ltd was acquired and Yukon-Nevada Gold Corp. (now Veris Gold Corp.) was delisted from TSX.

Based on this market analysis, the NEOs’ base salaries were positioned close to the 50th percentile on average in 2013. Since the completion of the independent analysis, management base salaries have not changed due to the prevailing industry conditions. The Compensation Committee determined that there was sufficient information on current salary trends to not require the engagement of an external advisor to update the benchmarks since the last analysis in 2013.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures.

The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1.	Target Eligible Bonus
2.	Corporate and Department Percent Target Award Levels (“Percent Target Award Levels”)
3.	Individual Performance Factor

The award formula is as follows:

Percent
Short-term		Target				Individual
Target
Incentive	=	Eligible	x		x	Performance
Award
Award		Bonus				Factor
Level

The Target Eligible Bonuses for the NEOs for the 2014 and 2015 performance years were as follows:

Position	2014 Target Eligible Bonus (% of Base Salary)	2015 Target Eligible Bonus (% of Base Salary)
CEO	80%	80%
CFO	70%	70%
COO	80%	80%
VP Mexico Operations	60%	60%
VP Exploration	50%	50%

The Percent Target Award Level is based on combined corporate and department goals for the Company. The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target. In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting. In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting (“other corporate goals”). Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a multiplier on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: the individuals performance, department performance, and overall impact to the Company’s results.

The specific corporate and department goals with corresponding weighting and achievement for 2014 were as follows:

Department Goals	Weighting	Target	Achievement
Health, Safety and Sustainability	2.5%	Improve mine lost time accidents	0%
	5.0%	No Fatalities	0%
	2.5%	Obtain 2014 certificate of clean industry	0%
	2.5%	Zero material discharges	2.5%
	2.5%	Meet reforestation target	2.5%
	2.5%	Corporate social responsibility goals	2.5%
Production	10%	Produce 10.5 million silver equivalent oz	10%
Development	15%	Replace silver equivalent reserves mined	8.3%
Exploration	10%	Grow silver equivalent resources 10%	0%
Exploration – new project	5.0%	10 million silver equivalent ounces	0%
Costs per tonne(1)	5.0%	$90 consolidated cost per tonne	5%
All-In Sustaining Cash costs(1)	7.5%	$18.33 cash operating cost per ounce	10.0%
New acquisitions	10%	Execute agreements on one major	2.5%
		acquisition and minor acquisitions
Financial	7.5%	Strengthen Balance Sheet	0%
	5.0%	Meet budgeted EBITDA per share	0%
	5.0%	No material weaknesses	0%
	2.5%	Share performance to peer group	0%
Meet public guidance	5.0%	Meet public guidance	5.0%
Other corporate goals	-	-	-
Target Weighting	100%	Percent Target Award Level	48.3%

(1)

Cash costs per ounce and costs per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Cash costs per ounce and direct costs per tonne are provided to investors and used by management as a measure of the Company’s operating performance. See the Company’s management’s discussion and analysis for the year ended December 31, 2014 filed at www.sedar.com for further information.

For 2014, the executive team achieved a Percent Target Award Level of 48.3% (as indicated in the table above). The Compensation Committee assessed individual performance of the executive team resulting in the following Individual Performance Factor:

Position	Individual Performance Factor
CEO	100%
CFO	100%
COO	151%
VP Mexico Operations	162%
VP Exploration	161%

The Compensation Committee recognized the expanded commitments required by the COO and the VP Mexico Operations to ensure that the Company maintained production while significant positions at site level were vacant. The Compensation Committee also recognized the VP Exploration’s ability in continuing to identify unforeseen targets, under constrained budgets, that delivered positive exploration results, in particular the continued success of the San Sebastian discovery.

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the “Stock Option Plan”). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company’s performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management’s recommendations and who, once satisfied, provide their recommendation to the Board of Directors. The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. Previous option grants to an optionee are not taken into account when considering new option grants to the optionee. The Compensation Committee’s recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year. The stock options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

During 2013, Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company’s NEOs, including long-term incentive (“LTI”) compensation. It was recommended that LTI compensation be targeted as a percentage of Total Target Cash (“TTC”), which includes base salary and target bonus. The 2013 LTI compensation was targeted as follows:

Position	2014 Target LTI Compensation (% of TTC)	2015 Target LTI Compensation (% of TTC)
CEO	175%	175%
CFO	150%	150%
COO	165%	165%
VP Mexico Operations	150%	150%
VP Exploration	125%	125%

The Stock Option Plan presently includes the following provisions:

•

The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company’s Board of Directors, which is presently the Compensation Committee.

•

The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 7.5% of the issued and outstanding Common Shares at any time and from time to time.

•

The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).

•

The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

•

The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

•

The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the “Market Price” of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.

•

An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the “Right”) when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

•	Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis.
•	Options may be granted for a term not exceeding 10 years.
•

An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. The Compensation Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan. A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

•	An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.
•

In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

•

The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan at the annual general meeting held on May 23, 2012 by approving the unallocated options that may be grantable thereunder. At the Meeting, shareholders will be asked to reconfirm the Company’s Stock Option Plan by approving the unallocated options that may be grantable thereunder. See “Particulars of Other Matters to be Acted Upon—Reconfirmation of Stock Option Plan”

As at the date hereof, the total number of Common Shares issuable under outstanding options granted under the Stock Option Plan is 4,830,950, representing 4.74% of the issued and outstanding Common Shares of the Company.

Compensation Governance

The Compensation Committee is comprised of four independent directors, Ricardo Campoy (Chair), Geoffrey Handley, Mario Szotlender and Kenneth Pickering. Messrs. Campoy, Handley, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee’s responsibilities, powers and operation are described in Appendix A - “Corporate Governance Disclosure” under the subheading, “Compensation”.

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2010 at the opening of trading to December 31, 2014 with the cumulative total return of the S&P/TSX Composite Index. Dollar amounts in the following graph refer to Canadian dollars (Cdn.$).

	Jan. 1/10 (Cdn.$)	Dec. 31/10 (Cdn.$)	Dec. 31/11 (Cdn.$)	Dec. 31/12 (Cdn.$)	Dec. 31/13 (Cdn.$)	Dec. 31/14 (Cdn.$)
Endeavour Silver Corp.	$100.00	$190.60	$258.22	$204.70	$100.26	$66.32
S&P-TSX Composite Index	$100.00	$117.61	$107.36	$115.08	$130.03	$143.75

The trend shown by this graph reflects the trend in the Company’s executive compensation for 2010 and 2011. During this period, the prices of precious metals rose significantly, resulting in an increased demand throughout the industry for experienced management. The consequence of the increased demand for experienced management has been higher labour costs in the industry and the Company’s executive compensation was designed to retain experienced management by basing salaries upon industry salary surveys. The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers for 2012 through 2014. Compensation increased during 2012 as both a reflection of the continued increase in demand for experienced management and the growth experienced by the Company. In 2013, the Company retained Towers Watson, an external advisory firm, to benchmark management compensation resulting in adjustments to appropriately position executive compensation amongst its peers. The benchmarking resulted in higher STIP and LTI incentives marginally increasing total compensation, while the share performance was directly correlated with the fall in precious metal prices during 2013 and 2014. The grant date value of long-term incentives as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs. The ultimate value to be realized from the long-term incentives is directly linked to share price performance.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company’s three financial years ended December 31, 2014 by the NEOs.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(2)	Long- term incentive plans
BRADFORD COOKE CEO	2014 2013 2012	430,417(3)(4) 461,429(3)(4) 489,635(3)(4)	Nil Nil Nil	760,365(1) 672,750(1) 701,499(1)	147,016(5) 351,647(5) 438,210(5)	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	1,337,798 1,485,826 1,629,344
DANIEL DICKSON CFO	2014 2013 2012	280,903(3) 301,143(3) 297,406(3)	Nil Nil Nil	424,619(1) 378,422(1) 607,966(1)	83,895(5) 203,772(5) 275,585(5)	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	789,417 883,337 1,180,957
GODFREY WALTON COO	2014 2013 2012	385,110(3)(6) 412,858(3)(6) 456,538(3)(6)	Nil Nil Nil	641,866(1) 571,837(1) 654,733(1)	199,750(5) 400,248(5) 393,415(5)	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	1,226,726 1,384,943 1,504,686
DAVID HOWE VP Mexico Operations	2014 2013 2012	400,000 400,000 350,000(7)	Nil Nil Nil	552,993(1) 487,744(1) 561,200(1)	188,000 547,175 253,000	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	1,140,993 1,434,919 1,164,200
LUIS CASTRO VP Exploration	2014 2012 2011	225,245(9) 212,382(9) 105,728(9)	Nil Nil Nil	286,371(1) 235,462(1) 69,671(10)	82,000 116,650 43,936(9)	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	593,616 564,494 219,335
____________________
(1)

The grant date fair value of each option granted during the years ended December 31, 2012, 2013 and 2014 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 73% (in 2012), 54.77% (in 2013) and 59.11% (in 2014); risk free interest rate of 1.28% (in 2012), 1.03% (in 2013) and 1.34% (in 2014); expected option life of 3.81 years (in 2012), 3.5 years (in 2013) and 4.0 years (in 2014); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2)	Comprised of performance bonuses earned during the indicated year and paid during and/or subsequent to the year end.
(3)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.9061 for 2014, Cdn.$1.00=U.S.$0.9714 for 2013 and Cdn.$1.00=U.S.$1.00059 for 2012.
(4)	Includes amounts received by Mr. Cooke relating to his director role of $25,515 for 2012. No compensation amounts received by Mr. Cooke in 2013 or 2014 relate to his director role.

(5)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$0.799 for 2014, Cdn.$1.00=U.S.$0.9788 and Cdn.$1.00=U.S.$0.9020 for 2013 and Cdn.$1.00=U.S.$0.9738 for 2012.

(6)	Includes amounts received by Mr. Walton relating to his director role of $25,515 for 2012. No compensation amounts received by Mr. Walton in 2013 or 2014 relate to his director role.
(7)	Amount paid in a combination of both Mexican Pesos and U.S.$ The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 Peso=U.S.$0.07613 for 2012.
(8)

Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either Cdn.$50,000 or 10% of the NEO’s total salary for the financial year.

(9)

Amount paid in a Mexican Pesos. The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 Peso=U.S.$0.07527 for 2014, 1 Peso=U.S.$0.07695 for 2013 and 1 Peso=U.S.$0.07613 for 2012. Mr. Castro was promoted to VP Exploration in November 2012.

(10)

Represents the grant of share appreciation rights. The grant date fair value of the share appreciation rights was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 55.47%; risk free interest rate of 1.2%; expected option life of 2.89 years; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as at December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
BRADFORD COOKE	150,000(3) 400,000(4) 385,000(5)	3.16 3.54 4.02	May 26, 2015 May 22, 2018 May 14, 2019	Nil Nil Nil	Nil	N/A	N/A
DANIEL DICKSON	120,000(3) 225,000(4) 215,000(5)	3.16 3.54 4.02	May 26, 2015 May 22, 2018 May 14, 2019	Nil Nil Nil	Nil	N/A	N/A
GODFREY WALTON	140,000(3) 340,000(4) 325,000(5)	3.16 3.54 4.02	May 26, 2015 May 22, 2018 May 14, 2019	Nil Nil Nil	Nil	N/A	N/A
DAVID HOWE	70,000(3) 290,000(4) 280,000(5)	3.16 3.54 4.02	May 26, 2015 May 22, 2018 May 14, 2019	Nil Nil Nil	Nil	N/A	N/A
LUIS CASTRO	30,000(3) 140,000(4) 145,000(5) 25,000(6)	3.16 3.54 4.02 7.79	May 26, 2015 May 22, 2018 May 14, 2019 Nov. 20, 2015	Nil Nil Nil Nil	Nil	N/A	N/A
____________________
(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2014 exchange rate of Cdn.$1.00=U.S.$0.8601.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2014 (based on the Cdn.$2.54 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2014 exchange rate of Cdn.$1.00=U.S.$0.8601.

(3)	Options are fully vested.
(4)	As at December 31, 2014, 80% of these options had vested and an additional 20% will vest on May 22, 2015.

(5)	As at December 31, 2014, 60% of these options had vested and an additional 20% will vest on each of May 14, 2015, November 14, 2015, and May 14, 2016.

(6)	Represents share appreciation rights. As at December 31, 2014, 67% of these share appreciation rights have vested and an additional 33% will vest on February 20, 2015.

Incentive plan awards—value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2014.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
BRADFORD COOKE	31,008	Nil	147,016(2)
DANIEL DICKSON	17,425	Nil	83,895(2)
GODFREY WALTON	26,332	Nil	199,750(2)
DAVID HOWE	22,490	Nil	188,000
LUIS CASTRO	10,964	Nil	82,000
____________________
(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the exchange rate of Cdn.$1.00=U.S.$0.90614.
(2)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rates of Cdn.$1.00=U.S.$0.799 in effect at the time awards were submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

During the year ended December 31, 2014, the Company had employment agreements or arrangements which include change of control provisions with each of Bradford Cooke, Daniel Dickson, Godfrey Walton and David Howe and which have been approved by the Board of Directors. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2014, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$5,272,232 (U.S.$4,534,646). The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2014. Further details of the provisions for each NEO are described after the table. Canadian dollar denominated amounts have been translated using the December 31, 2014 exchange rate of Cdn.$1.00=U. S.$0.8601.

Name	Termination without Cause	Voluntary Resignation(1)	Change-in-Control
BRADFORD COOKE	Cdn.$760,000	Cdn.$403,750	Cdn.$1,799,615(2)
DANIEL DICKSON	Cdn.$473,000	Cdn.$240,500	Cdn.$1,137,538(2)
GODFREY WALTON	Cdn.$680,000	Cdn.$361,250	Cdn.$1,607,077(2)
DAVID HOWE	$380,000	Nil	$626,154(3)
____________________
(1)	Contingent upon providing three months’ notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.
(2)	Payable in the event of resignation or termination within six months of a change in control.
(3)	Payable in the event of termination as a result of a change in control

Bradford Cooke, CEO

Mr. Cooke entered into an employment agreement dated January 1, 2008 with the Company (the “Cooke Agreement”). The Cooke Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Cooke Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Cooke Agreement, upon termination without cause, Mr. Cooke is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Cooke is entitled to receive, conditional on providing three months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to three months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for three months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within six months of a change in control, Mr. Cooke is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Cooke Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Daniel Dickson, CFO

The Board of Directors of the Company has approved the terms for an employment agreement between the Company and Daniel Dickson (the “Dickson Agreement”) with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of the Dickson Agreement, upon termination without cause, Mr. Dickson is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Dickson is entitled to receive, conditional on providing three months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to three months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for three months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within six months of a change in control, Mr. Dickson is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Dickson Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Godfrey Walton, President and COO

Mr. Walton entered into an employment agreement dated January 1, 2008 with the Company (the “Walton Agreement”). The Walton Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Walton Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Walton Agreement, upon termination without cause, Mr. Walton is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Walton is entitled to receive, conditional on providing three months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to three months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for three months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within six months of a change in control, Mr. Walton is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Walton Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

David Howe, VP Mexico Operations and Country Manager, Mexico

Mr. Howe entered into an employment agreement dated January 1, 2009 with the Company (the “Howe Agreement”). The Howe Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Howe Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Howe Agreement, upon termination without cause, Mr. Howe is entitled to receive an amount equal to one-half of his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus. In the event of termination as a result of a change in control, Mr. Howe is entitled to receive an amount equal to his estimated annual salary plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Howe Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Director Compensation

Discussion of Directors’ Compensation

Up until 2013, the non-executive directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2013, deferred share units (“DSUs”, as described below) were granted to certain non-executive directors who elected to receive DSUs in lieu, in whole or part, of stock options and director’s fees otherwise receivable.

Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the “DSU Plan”). The purposes of the DSU Plan are to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may, at its complete discretion, award such number of DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested.

Retainer Fees

In 2013, the Board, on recommendation of the Compensation Committee, approved fees for independent directors as follows, payable in cash or in equivalent value of DSUs as at the grant date determined by the Board, which continued to be in effect for 2014:

Director Compensation	Cdn.$
Independent Board Member
Additional Retainer for Chairman of the Board
Additional Retainer for Chairman of the Audit Committee
Additional Retainer for Chairman of the Corporate Governance Committee
Additional Retainer for Chairman of the Compensation Committee
Additional Retainer for Chairman of the Sustainability Committee
Board Member Meeting Fee
Committee Member Meeting Fee	30,000 20,000 15,000 5,000 5,000 5,000 1,300 1,000	Annual Retainer Annual Retainer Annual Retainer Annual Retainer Annual Retainer Annual Retainer Per meeting Per meeting

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options.

In support of our goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company’s directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at double the directors’ annual retainer. The directors must acquire at least Cdn$60,000 in Common Shares and/or DSUs by November 2017 or within five years of being elected.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2014. For directors who are NEOs, see “Executive Compensation—Summary Compensation Table”.

Name	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
RICARDO CAMPOY	46,304	Nil	98,748	Nil	Nil	Nil	145,052
GEOFFREY HANDLEY	66,239(4)	100,075	Nil	Nil	Nil	Nil	166,314
REX MCLENNAN	56,271	Nil	98,748	Nil	Nil	Nil	155,019
KENNETH PICKERING	43,359	100,075	Nil	Nil	Nil	Nil	143,434
MARIO SZOTLENDER	45,398(5)	100,075	Nil	Nil	Nil	Nil	145,473
____________________
(1)	Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.90614.
(2)

Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. The accounting fair value is based on the total number of DSUs granted times the December 31, 2014 market price of the Common Shares (based on the Cdn.$2.54 closing price of the Common Shares on TSX on that date). The accounting fair values are $51,042 for Geoffrey Handley, Kenneth Pickering and Mario Szotlender, calculated in Cdn.$ and translated to U.S.$ based on the exchange rate of Cdn.$1.00=U.S.$0.8601 on December 31, 2014.

(3)

The grant date fair value of each option granted during the year ended December 31, 2014 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 59.11%; risk free interest rate of 1.34%; expected option life of 4 years; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(4)	$16,628 of this amount was settled with an aggregate of 7,224 DSUs granted under the DSU Plan.
(5)	$25,553 of this amount was settled with an aggregate of 5,373 DSUs granted under the DSU Plan.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as at December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(6) ($)
RICARDO CAMPOY	80,000(3) 53,000(4) 50,000(5)	3.16 3.54 4.02	July 9, 2015 May 22, 2018 May 14, 2019	Nil Nil Nil	Nil	N/A	N/A
GEOFFREY HANDLEY	Nil	N/A	N/A	Nil	Nil	N/A	129,374
REX MCLENNAN	48,000(3) 50,000(5)	3.16 4.02	May 26, 2015 May 14, 2019	Nil Nil	Nil	N/A	80,441
KENNETH PICKERING	22,250(3) 53,000(4)	7.52 3.54	Nov. 8, 2017 May 22, 2018	Nil Nil	Nil	N/A	51,042
MARIO SZOTLENDER	80,000(3) 26,500(4)	3.16 3.54	May 26, 2015 May 22, 2018	Nil Nil	Nil	N/A	106,559
____________________
(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2014 exchange rate of Cdn.$1.00=U.S.$0.8601.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2014 (based on the Cdn.$2.54 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2014 exchange rate of Cdn.$1.00=U.S.$0.8601.

(3)	Options are fully vested.
(4)	As at December 31, 2014, 80% of these options had vested and an additional 20% will vest on May 22, 2015.
(5)	As at December 31, 2014, 60% of these options had vested and an additional 20% will vest on each of May 14, 2015, November 14, 2015, and May 14, 2016.
(6)

Represents the value of outstanding DSUs, which were fully vested upon granting. The value of DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2014 (based on the Cdn.$2.54 closing price of the Common Shares on TSX on that date translated at the December 31, 2014 exchange rate of Cdn.$1.00=U.S.$0.8601) times the number of DSUs outstanding.

Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are NEOs) on value of incentive awards vested or earned during the fiscal year ended December 31, 2014.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
RICARDO CAMPOY	4,098	Nil	Nil
GEOFFREY HANDLEY	Nil	100,075	Nil
REX MCLENNAN	544	Nil	Nil
KENNETH PICKERING	3,554	100,075	Nil
MARIO SZOTLENDER	1,777	100,075	Nil
____________________
(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the exchange rate of Cdn.$1.00=U.S.$0.90614.
(2)

Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. All DSUs were fully vested upon granting. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. Does not include vested DSUs granted to settle directors’ fees otherwise payable in cash.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2014. The information shown for “Equity compensation plans approved by securityholders” relates to the Company’s Stock Option Plan as at December 31, 2014.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)(1)	4,830,950	Cdn.$4.38	2,817,318
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,830,950		2,817,318
____________________
(1)

As at December 31, 2014, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 7.5% of the issued and outstanding Common Shares (being 7,648,268 Common Shares as at December 31, 2014).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2014 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reconfirmation of Stock Option Plan

The number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Company’s Stock Option Plan is 7.5% of the issued and outstanding Common Shares at any time and from time to time. The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan at the annual general meeting held on May 23, 2012 by approving the unallocated options that may be grantable thereunder. At the Meeting, shareholders will be asked to reconfirm the Company’s Stock Option Plan by approving the unallocated options that may be grantable thereunder.

A copy of the Stock Option Plan may be obtained by sending a written request to the Company at the Company’s head office located at #301 700 West Pender Street, Vancouver, British Columbia V6C 1G8 or by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775. For a summary of the material terms of the Stock Option Plan, see “Compensation of Executive Officers and Directors—Executive Compensation—Option-based Awards”.

At the Meeting, shareholders will be asked to pass an ordinary resolution to reconfirm the Stock Option Plan as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	All unallocated options grantable under the Company’s Stock Option Plan are hereby approved.

2.

The unallocated options grantable under the Company’s Stock Option Plan shall be re-approved by the shareholders of the Company on or before May 6, 2018, or such later date as may be permitted by the Toronto Stock Exchange.

3.

The Board of Directors of the Company is hereby authorized to make any revisions to the Stock Option Plan if and as required by the Toronto Stock Exchange and the New York Stock Exchange in order to give effect to this resolution.

4.

Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, no future option grants may be made under the Stock Option Plan and any previously granted option which has been cancelled may not be re-granted under the Stock Option Plan; however, any stock options which are issued and outstanding immediately prior to the Meeting will remain exercisable by the holder thereof.

Based on the issued and outstanding number of Common Shares of the Company as at the date hereof, a total of 7,648,267 Common Shares, representing 7.5% of the total issued and outstanding Common Shares, are available for issuance under the Stock Option Plan in connection with options that are outstanding or that may be granted in the future. As at the date hereof, based on there being outstanding options to purchase a total of 4,830,950 Common Shares (representing approximately 4.7% of the outstanding Common Shares), 2,817,317 additional Common Shares (representing approximately 2.8% of the outstanding Common Shares) will be available for future option grants under the Stock Option Plan assuming that the plan is renewed by the shareholders.

Proposed Performance Share Unit Plan

The Board believes it is in the Company’s best interest to have a performance share unit plan that will assist the Company in attracting, retaining and motivating employees and officers and to more fully align their economic interests with those of the shareholders. The Board approved as of March 20, 2015 a performance share unit plan (the “PSU Plan”) to be dated May 6, 2015 (the date of the Meeting), the full text of which is set out in Appendix B to this Information Circular.

Before the PSU Plan can be implemented, shareholder approval by ordinary resolution and the approval of the Toronto Stock Exchange and the New York Stock Exchange is required. Based on the insider participation limits under the PSU Plan (see “Restrictions for insiders”), disinterested shareholder approval is not required. If the Company obtains the requisite shareholder and stock exchange approvals, the Company intends to use the PSU Plan as a component of long-term compensation for its employees and officers.

Granting

Under the PSU Plan, the Board can grant PSUs to employees or officers of the Company or a related entity of the Company. A PSU is a bookkeeping entry, denominated in Common Shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU Plan.

In addition, under the PSU Plan, whenever cash dividends are paid on Common Shares, additional PSUs will be credited to the participant’s PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such participant if the PSUs held in the participant’s PSU account were Common Shares as of the record date by the market value on the trading day after the record date.

Restrictions

The maximum number of Common Shares which may be issued under the PSU Plan is 1,000,000 Common Shares, subject to adjustments, which represents approximately 0.98% of the issued and outstanding Common Shares as at the date of this Information Circular and, together with Common Shares permitted to be issued under the Stock Option Plan, represents approximately 8.5% of the issued and outstanding Common Shares as at the date of this Information Circular.

Under the PSU Plan, Common Shares reserved from treasury in respect of which PSUs have been cancelled or otherwise for any reason (other than redemption of the PSUs) will be available for subsequent grants of PSUs under the PSU Plan.

Restrictions for insiders

No more than 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis), can be issuable to insiders of the Company at any time through the PSU Plan and any other security based compensation arrangement (including the Stock Option Plan).

Within any one-year period, no more than 10% of the issued and outstanding Common Shares (on a non-diluted basis) can be issued to insiders of the Company through the PSU Plan and any other security based compensation arrangement of the Company (including the Stock Option Plan).

Vesting

Under the PSU Plan, unless otherwise specified by the Board, PSUs granted are subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive Common Shares or the amount payable in cash on redemption of vested PSUs.

Redemption

Under the PSU Plan, all vested PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, the participant’s employment has not been terminated.

PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and, except as described below, the holder’s employment has not been terminated prior to the expiry of the performance period.

Under the PSU Plan, vested PSUs are redeemable, at the election of the Board in its discretion, for Common Shares (generally on a one-for-one basis), a cash payment equal to the market value of a Common Share (generally on a one-for-one basis) as of the redemption date or a combination of cash or Common Shares. Market value of the Common Shares will be the closing price of Common Shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the Common Share price used in the last trade.

Additional specific requirements apply to U.S. participants as set out in the PSU Plan.

If a PSU is to be redeemed during, or within two trading days after, a trading blackout period imposed by the Company, the PSU shall be redeemed two trading days after the blackout period is lifted by the Company.

Assigning or transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU Plan, if employment is terminated for any reason prior to the expiry of the performance period except as set out below, all outstanding PSUs whether vested or not shall be forfeited and cancelled.

If:

•	the Company terminates employment for any reason other than cause within 12 months of a change of control, or
•

the Company makes a material adverse change to the executive’s salary, duties or responsibilities and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change, or

•	employment is terminated as a result of disability or the participant’s death,

the participant would continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period would be deemed to have vested on the termination date and the participant would be entitled to payment of such PSUs and the redemption date would be the date of termination.

If the participant’s employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

Corporate Changes

Under the PSU Plan, if the Company amalgamates, consolidates, or merges with or into another body corporate:

•

any Common Shares receivable on redemption under the PSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger had the PSUs been redeemed for Common Shares immediately prior thereto, and

•

for the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash which the holders would have received for a Common Share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

If it is imminent that the Common Shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of the Common Shares, the Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the PSU Plan

Under the PSU Plan, except as described below, shareholders of the Company must approve all changes to the PSU Plan, including changes that involve changing the number of Common Shares that can be reserved for issue under the PSU Plan, including:

•	increasing the fixed maximum or fixed maximum percentage,
•	changing from a fixed maximum number to a fixed maximum percentage, and
•	changing from a fixed maximum percentage to a fixed maximum number.

Under the PSU Plan, the Company will not need shareholder approval to make certain changes, such as the following:

•	changing the termination provisions of a PSU or PSU Plan as long as it does not extend beyond the original expiry date;
•	making housekeeping changes such as correcting errors or clarifying ambiguities; or
•	updating the PSU Plan to reflect changes in governing laws or stock exchange requirements.

Furthermore, the Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Pursuant to the PSU Plan, the PSU Plan may be suspended or terminated at any time by the Board. The termination of the PSU Plan may not affect any PSUs granted under the PSU Plan prior to the termination.

The full text of the proposed PSU Plan is set out in Appendix B to the Circular.

Ordinary resolution

The shareholders are being asked to approve the following ordinary resolution:

“BE IT RESOLVED THAT:

1.

The Endeavour Silver Corp. (the “Company”) Performance Share Unit Plan (the “PSU Plan”), as described in the Company’s information circular dated March 23, 2015 (the “Circular”) and set out in Appendix B to the Circular be and is hereby approved with an effective date of May 6, 2015.

2.	The maximum number of outstanding common shares of the Company that may be issued under the PSU Plan is fixed at 1,000,000 common shares of the Company.

3.

The Board of Directors of the Company is hereby authorized to make any revisions to the Stock Option Plan if and as required by the Toronto Stock Exchange and the New York Stock Exchange in order to give effect to this resolution.

4.

Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2014 which are available on SEDAR and may also be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Company’s Audit Committee is contained in Item 16.2 of the Company’s Annual Information Form dated March 4, 2015 for the financial year ended December 31, 2014 filed on SEDAR on March 5, 2015.

DATED as of the 23rd day of March, 2015.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO

APPENDIX A

ENDEAVOUR SILVER CORP.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Ricardo Campoy, Geoffrey Handley, Rex McLennan, Kenneth Pickering and Mario Szotlender are independent.
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke – Executive officer of the Company Godfrey Walton – Executive officer of the Company
Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent. If the majority of directors or proposed directors are not independent, describe what the Board of Directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.	The Board is currently composed of seven directors (all of whom are nominated for re-election), the majority of whom is independent.
If a director or proposed director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Ricardo Campoy	—	General Moly Inc.
	Bradford Cooke	—	Canarc Resource Corp. Radius Gold Inc.
	Geoffrey Handley	—	Eldorado Gold Corporation PanAust Limited
	Rex McLennan	—	Boart Longyear Limited.
	Kenneth Pickering	—	Enaex S.A. PanAust Limited THEMAC Resources Group Limited Northern Dynasty Minerals Ltd
	Mario Szotlender	—	Atico Mining Corporation Focus Ventures Ltd. Fortuna Silver Mines Inc. Magellan Minerals Ltd. Radius Gold Inc. Revelo Resources Corp.
	Godfrey Walton	—	Ethos Capital Corp.

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent directors meet informally (without members of management) prior to or after regularly scheduled Board of Director meetings to discuss current matters. In addition, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors	Geoffrey Handley is the Chairman of the Board and is an independent director.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	The attendance record of each current director for all Board meetings held in 2014 was as follows:
	Ricardo Campoy	—	7 of 7 meetings
	Bradford Cooke	—	7 of 7 meetings
	Geoffrey Handley	—	7 of 7 meetings
	Rex McLennan	—	7 of 7 meetings
	Kenneth Pickering		7 of 7 meetings
	Mario Szotlender	—	7 of 7 meetings
	Godfrey Walton	—	7 of 7 meetings
The attendance record of each current director member of the Audit Committee for meetings of that committee held in 2014 was as follows:
	Ricardo Campoy	—	4 of 4 meetings
	Geoffrey Handley	—	4 of 4 meetings
	Rex McLennan	—	4 of 4 meetings
	Mario Szotlender	—	4 of 4 meetings
The attendance record of each current director member of the Corporate Governance and Nominating Committee for meetings of that committee held in 2014 was as follows:
	Geoffrey Handley	—	2 of 2 meetings
	Rex McLennan	—	2 of 2 meetings
	Mario Szotlender	—	2 of 2 meetings
The attendance record of each current director member of the Compensation Committee for meetings of that committee held in 2014 was as follows:
	Ricardo Campoy	—	3 of 3 meetings
	Geoffrey Handley	—	3 of 3 meetings
	Kenneth Pickering	—	3 of 3 meetings
	Mario Szotlender	—	3 of 3 meetings

DISCLOSURE REQUIREMENTS	COMMENTS
The attendance record of each current director member of the Sustainability Committee for meetings of that committee held in 2014 was as follows:
	Rex McLennan	—	2 of 2 meeting
	Kenneth Pickering	—	2 of 2 meeting
	Mario Szotlender	—	2 of 2 meeting
Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.
Board Mandate
Disclose the text of the board’s written mandate

A copy of the full text of the Board’s Mandate can be viewed at www.sedar.com and on the Company’s website at www.edrsilver.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

	•	the strategic planning process of the Company;
	•	identification and management of the principal risks associates with the business of the Company;
	•	planning for succession of management;
	•	the Company's policies regarding communications with its shareholders and others; and
	•	the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Sustainability Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President/COO and the CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

DISCLOSURE REQUIREMENTS	COMMENTS
Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman, but has not yet developed written position descriptions for the chair of any Board committees. The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities	The Board has developed a written position description for the CEO.
Orientation and Continuing Education
Briefly describe what measures the board takes to orient new directors regarding:

The Company’s general education programs are overseen by the Corporate Governance and Nominating Committee. See “Nomination of Directors” and “Other Board Committees” below for the responsibilities of the Corporate Governance and Nominating Committee.

(i) the role of the board, its committees and its directors; and
(ii) the nature and operation of the issuer’s business
Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Rex McLennan completed the ICD Director’s Education Program in 2013 and earned the ICD.D designation in June 2013.

Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.

The Board has adopted a written Code of Business and Ethics for the directors, officers and employees of the Company. A copy of the Code of Conduct is available on SEDAR at www.sedar.com and on the Company’s website at www.edrsilver.com.

DISCLOSURE REQUIREMENTS	COMMENTS
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct

The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company’s director nomination program is overseen by the Corporate Governance and Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Corporate Governance and Nominating Committee is composed entirely of independent directors. Current members of the Corporate Governance and Nominating Committee are Geoffrey Handley (Chair), Rex McLennan and Mario Szotlender.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:

	(a)	In making its recommendations to the Board regarding director nominees, the Committee shall consider:
		(i)	the appropriate size of the Board,
		(ii)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,
		(iii)	the competencies and skills that the Board considers each existing director to possess,
		(iv)	the competencies and skills each new nominee will bring to the Board, and
		(v)	whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company.
(b)

The Corporate Governance and Nominating Committee shall develop qualification criteria for Board members for recommendation to the Board. In conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any “lead director” of the Board), the Committee shall recommend Board members to the various committees of the Board.

DISCLOSURE REQUIREMENTS	COMMENTS
(c)

The Corporate Governance and Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.

(d)

The Corporate Governance and Nominating Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so for a variety of reasons. The Company makes long-term investments in mining projects and the Board believes that the ongoing industry experience and the corporate memory and perspective of long-serving directors with the Company gained through multiple commodity price cycles as they affect the Company are of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the Committee believes that other policies of the Board, including the Board and director self-assessment process, provide effective mechanisms to promote periodic Board renewal.

Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers	The Company’s executive compensation program is overseen by the Compensation Committee.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation

The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Ricardo Campoy (Chair), Geoffrey Handley, Kenneth Pickering and Mario Szotlender. The independent members do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a committee meeting, if a matter is more effectively dealt with without the presence of members of management, the Compensation Committee members ask members of management to leave the meeting, and the independent members then meet in camera.

DISCLOSURE REQUIREMENTS	COMMENTS
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:
	•	Review and assess the adequacy of the Charter annually;
	•	Review the adequacy and form of compensation of senior management;
	•	Review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;
	•	Review the performance of the Corporation’s senior management;
	•	Review and approve the corporate goals and objectives relevant to CEO, President and CFO and other senior officer’s compensation;
	•	Review and make recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of senior management;
	•	Oversee the administration of the Corporation’s employee stock option plan;
	•	Report to the Board of Directors on all other matters and recommendations made by the Compensation Committee; and
	•	Follow the process established by it for all committees of the Board for assessing the performance of the Committee.

The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Corporate Governance In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:
(a)

The Committee shall review and reassess at least annually the adequacy of the Company’s corporate governance procedures and recommend any proposed changes to the Board for approval. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

DISCLOSURE REQUIREMENTS	COMMENTS
	(b)	Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.
	(c)	The Committee may form and delegate authority to subcommittees when appropriate.
(d)

The Committee shall review and recommend changes to the Board of the Company’s Code of Conduct, and shall consider any requests for waivers from the Company’s Code of Conduct. The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

	(e)	The Committee shall review annually or more often if appropriate:
(i) Committee members’ qualifications and requirements,
(ii) Committee structure (including authority to delegate) and
(iii) Committee performance (including reporting to the Board).
The Committee shall make recommendations to the Board, as
appropriate based on its review.
(f)

The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board following the end of each fiscal year.

Sustainability

The Company also has a standing Sustainability Committee. The Sustainability Committee is to be composed of at least three directors, the majority of whom must be independent directors and at least one of whom should have a broad understanding of legislative obligations in relation to occupational health, safety and sustainability. Current members of the Sustainability Committee are Kenneth Pickering (Chair), Rex McLennan and Mario Szotlender. The Sustainability Committee was constituted to assist the Board in fulfilling and discharging its occupational health, safety and sustainability roles and obligations. The Sustainability Committee is to promote sustainability as a company core value, encouraging a culture that recognizes and takes responsibility for the development, approval and implementation of polices, standards, systems and responsible work practices in all its activities that affect employees, contractors and stakeholders. The mandate of the Sustainability Committee includes the following:

(a)

Review policies and procedures with respect to sustainability having regard to regulatory requirements and the objectives of the Company, as applicable, and when appropriate, provide recommendations to executive management on how to enhance the policies as regulations and objectives change.

DISCLOSURE REQUIREMENTS	COMMENTS
	(b)	Review lost time data and other statistical measures, rehabilitation status, incident reporting, energy use and intensity, audit outcomes and other performance indicators across the company.
	(c)	Assess the impact of current and developing health, safety and sustainability laws, regulations and treaties on the Company.
	(d)	Review the annual sustainability report and or audit plan and review any significant issues that arise from these audits.
	(e)	Review and assess performance against set objectives and targets.
	(f)	Assess the performance of sustainability management system and its suitability to current and future company requirements.
	(g)	Make periodic visits to operations to observe sustainability procedures in practice.
	(h)	Review and make recommendations on the Company’s health, safety and sustainability crisis management plan.
	(i)	Promote management commitment to continuous improvement in health, safety and sustainability performance at all levels of the organization.
	(j)	Oversee participation of executive management in the investigation and review of serious health, safety and environmental incidents.
(k)

Review serious health, safety and environmental incidents with legal counsel to discuss legal exposures and ramifications associated with the incident, and to seek legal advice with regard to the handling of the incident and to prepare for expected litigation.

	(l)	Monitor current, pending or threatened legal action by or against the Company related to environmental, health or safety issues.
	(m)	Review and identify risks related to sustainability and recommend the adoption of appropriate programs to reduce risks.
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

DISCLOSURE REQUIREMENTS	COMMENTS
Gender Diversity

Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Board has adopted a Diversity Policy which promotes diversity generally in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, but does not relate to the identification and nomination of women directors specifically. At the Company, all perspectives, experiences, cultures and essential differences that the Board, management and employees possess are respected and valued.

The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.

The Company does not support the adoption of quotas to support its Diversity Policy. Employees, management and directors will be recruited and promoted based upon their qualifications, abilities and contributions.

The Board is committed to fostering a diverse workplace environment where:

	•	individual differences and opinions are heard and respected;
	•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
	•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by the Board and progress in achieving them.

The Board will consider diversity in the selection criteria of new Board members. In particular, it will seek to have at least one woman candidate for any future director positions.

In each Annual Report or Management Proxy Circular, the Company will disclose:

	•	the measurable initiatives for achieving diversity set by the Board in accordance with the Diversity Policy and the progress towards achieving them; and
	•	the proportion of women at Endeavour as employees, senior management and on the Board.

DISCLOSURE REQUIREMENTS	COMMENTS
Consideration of the Representation of Women in the Director Identification and Selection Process— Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Directors will be recruited and promoted based upon their qualifications, abilities and contributions. Pursuant to the Diversity Policy, the Board will seek to have at least one woman candidate for any future director positions.

Consideration Given to the Representation of Women in Executive Officer Appointments -- Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women in executive officer positions when making executive officer appointments Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions. Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate for any new senior management positions.

DISCLOSURE REQUIREMENTS	COMMENTS

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

The Company has not adopted a target (as defined) regarding women on its Board. Pursuant to the Diversity Policy, the Board will seek to have at least one woman candidate for any future director positions.

The Company has not adopted a target (as defined) regarding women in executive officer positions of the Company. Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate for any new senior management positions.

The Company has not adopted specific dates to achieve the above goals as the Board and management will consider director and executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender as the Company does not support the adoption of quotas to support its Diversity Policy.

Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women. .

The Company does not presently have any directors or executive officers who are women. As at December 31, 2014, women comprise 9.3% of the employees of the Company and its major subsidiaries.

APPENDIX B

ENDEAVOUR SILVER CORP.

PERFORMANCE SHARE UNIT PLAN

for Designated Participants
dated as of May 6, 2015

1.	Purpose of the Plan

1.1	The purposes of the Plan are to:

	(a)	promote the alignment of interests between Designated Participants and the shareholders of the Company;

	(b)	assist the Company in attracting, retaining and motivating employees and officers of the Company and of its related entities; and

	(c)	provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term.

2.	Definitions

2.1	For the purposes of the Plan, the following terms have the respective meanings set forth below:

	(a)	“Blackout Period” means that period during which a trading blackout period is imposed by the Company to restrict trades in the Company’s securities by a Designated Participant;

	(b)	“Board” means the board of directors of the Company;

	(c)	“Business Combination” has the meaning ascribed to that term in section 9.7;

	(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;

	(e)	“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)	“Company” means Endeavour Silver Corp.;

(g)	“Compensation Committee” means the compensation committee of the Board and, if there is none, means the full Board;

(h)	“Designated Participant” means such employees or officers of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the Plan;

(i)

“Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Designated Participant from satisfactorily performing the substantial and material duties of his or her position with the Company or the related entity of the Company, as the case may be;

(j)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(k)	“Grant Date” has the meaning ascribed to that term in section 5.1;

(l)	“Insider” means a reporting insider as defined under National Instrument 55-104 —Insider Reporting Requirements and Exemptions;

(m)

“Market Value” of a PSU or a Share means, on any given date, the closing price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date and, if there was no closing price on the Exchange on such date, then the last closing price prior thereto provided that if the Shares are suspended from trading or have not traded on the Exchange for an extended period of time, then the market value will be the fair market value of a Share as determined by the Board in its sole discretion;

(n)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(o)

“Performance Period” means a period, as specified by the Board in accordance with section 5.1 after the expiration of which and subject to the terms herein, a Designated Participant may be or becomes entitled to receive Shares issuable and/or amount payable on account of the redemption of PSUs;

(p)	“Plan” means this Performance Share Unit Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(q)	“PSU Account” has the meaning ascribed thereto in section 6.1;

(r)	“PSU Agreement” has the meaning ascribed thereto in section 5.3;

(s)

“PSUs” means a bookkeeping entry, denominated in Shares (on a one-for-one basis, unless otherwise provided for in the PSU Agreement), credited to the PSU Account of a Designated Participant in accordance with the provisions hereof;

(t)	“Redemption Date” means, subject to section 11.1, in respect of a Vested PSU, the first day following the expiry of the Performance Period applicable to the PSU;

(u)	“Regulators” has the meaning ascribed thereto in section 10.1;

(v)	“related entity” has the meaning ascribed to that term in section 2.22 of NI 45-106;

(w)

“retirement” means termination of employment or engagement with the Company or a related entity of the Company by a Designated Participant after not less than ten years of continuous full- time service to the Company or a related entity of the Company provided that on the date of termination the Designated Participant is not less than 58 years old;

(x)	“security based compensation arrangement” means

(i) stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii) individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;

(iii) stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;

(iv) stock appreciation rights involving issuances of securities from treasury of the Company;

(v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

	(y)	“Share” means, subject to section 9 hereof, a common share without par value in the capital of the Company;

	(z)	“Take-Over Bid” has the meaning ascribed to that term in section 9.6;

(aa)

“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;

	(bb)	“TSX” means the Toronto Stock Exchange;

(cc)

“U.S. Designated Participant” means any Designated Participant subject to tax under the United States Internal Revenue Code of 1986 in respect of compensation from the Company or its related entity; and

	(dd)	“Vested PSU” has the meaning ascribed to that term in section 7.1.

2.2

Unless otherwise agreed to in writing by the Board, a reference in respect of employment or engagement of employees or officers to “termination”, “termination date”, “date of termination” or similar terms herein is deemed to be the day that is the last day of active employment or engagement with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment or engagement (whether with or without cause or with or without notice).

2.3	Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.4	As used in this Plan,

	(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa;

(b)

unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”,” hereunder” or other similar terms refer to the Plan as a whole, together with the schedules, and references to a section or Schedule by number or letter or both refer to the section or Schedule, respectively, bearing that designation in the Plan; and

	(c)	the term “include” (or words of similar import) is not limiting whether or not non- limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.	Administration of the Plan

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Chief Executive Officer or President of the Company shall periodically make recommendations to the Compensation Committee as to the grant of PSUs.

3.3	The Compensation Committee shall, periodically, after considering the recommendations of the Chief Executive Officer or President, make recommendations to the Board as to the grant of PSUs.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant PSUs, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5	The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.	Shares Subject to the Plan

4.1	The maximum number of Shares which may be issued from treasury under the Plan shall not exceed 1,000,000 Shares, subject to adjustment as provided in section 9 .

4.2	Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable from treasury pursuant to the redemptions of PSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the PSUs; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to the redemption of PSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.3

Shares reserved from treasury in respect of PSUs which have been cancelled or otherwise terminated for any reason (other than the redemption of the PSUs) shall be available for subsequent grants of PSUs under the Plan.

5.	Grants of PSUs

5.1

Subject to the provisions of the Plan, the Board shall have the right to grant, in its sole discretion and from time to time, to any Designated Participants PSUs as a discretionary grant with such terms and conditions as the Board may determine. The Board shall also determine, in its sole discretion, in connection with each grant of PSUs:

	(a)	the date on which such PSUs are to be granted (the “Grant Date”);

	(b)	the number of PSUs to be granted;

	(c)	the terms under which a PSU shall vest;

(d)

the Performance Period, provided that the Performance Period with respect to a grant of PSUs shall not exceed that period commencing on January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted; and

	(e)	any other terms and conditions (which need not be identical) of all PSUs covered by any grant.

5.2	If the PSUs are inadvertently granted during a Blackout Period, then the Grant Date shall be deemed to be the first Trading Day following the end of the Blackout Period.

5.3

Upon the grant of a PSU, the Designated Participant and the Company shall enter into a PSU agreement (“PSU Agreement”) in a form set out in Schedule A or in such other form as approved by the Board, which shall set out the name of the Designated Participant, the number of PSUs, the Performance Period, the vesting terms, the Grant Date, and such other terms and conditions as the Board may deem appropriate.

5.4

A PSU is personal to the Designated Participant and is non-assignable and non-transferable other than by will or by the laws governing the devolution of property in the event of death of the Designated Participant.

6.	Accounts

6.1

An account, to be known as a “PSU Account”, shall be maintained by the Company for each Designated Participant and shall be credited with such number of PSUs as are granted to or otherwise credited to a Designated Participant from time to time. Each Designated Participant’s PSU Account shall indicate the number of PSUs which have been credited to such account from time to time in accordance with the terms hereunder together with the Performance Period and vesting terms in accordance with the terms herein.

6.2

Whenever cash dividends are paid on the Shares, additional PSUs will be credited to the Designated Participant’s PSU Account in accordance with this section 6.2. The number of such additional PSUs will be calculated by dividing the total cash dividends that would have been paid to such Designated Participant if the PSUs recorded in the Designated Participant’s PSU Account as at the record date for the dividend had been Shares by the Market Value on the Trading Day immediately after the record date, rounded down to the next whole number of PSUs. No fractional PSUs will thereby be created. If such Trading Date is during a Blackout Period, then said day shall be the first Trading Day following the end of the Blackout Period.

6.3

PSUs that have not vested in accordance with the Plan within the relevant Performance Period, that have not otherwise met the requirements for redemption, or that are redeemed in accordance with the Plan, shall be cancelled and a notation to such effect shall be recorded in the Designated Participant’s PSU Account and the Designated Participant will have no further right, title or interest in such PSUs and, for greater certainty, in any related Share or other right, except, in the case of Vested PSUs that have been redeemed but the payment has not been paid to the Designated Participant, the right to receive the payment applicable to the redeemed Vested PSU less any amounts that may be withheld or deducted hereunder.

7.	Vesting, Redemption and Payment of PSUs

7.1

Unless otherwise specified by the Board, subject to the remaining provisions of section 7, PSUs granted to a Designated Participant (including any additional PSUs credited to Designated Participants pursuant to section 6.2) shall vest on the achievement of performance vesting targets as determined by the Board in its sole discretion and in each case as set out in the Designated Participant’s PSU Agreement. Subject to section 8, PSUs may not be redeemed until the Redemption Date applicable to such PSU occurs and the performance targets have been met as determined by the Board in its sole discretion. Except where the context requires otherwise, each PSU which is vested pursuant to section 7 shall be referred to herein as a “Vested PSU”.

7.2

Subject to section 8 and section 11.1, all Vested PSUs shall be redeemed by the Company on the Redemption Date of the Vested PSU and subject to any withholding requirements and section 8, each Designated Participant shall receive, with respect to all PSUs that are Vested PSUs, at the election of the Board in its sole discretion:

	(a)	a cash payment equal to the Market Value of such Vested PSUs as of the Redemption Date; or

	(b)	such number of Shares, as are equal to the number of such Vested PSUs; or

	(c)	any combination of the foregoing, such that the cash payment plus such number of Shares, have a value equal to the Market Value of such Vested PSUs as of the Redemption Date;

in each case as soon as practicable following the Redemption Date and, in any event, for non-U.S. Designated Participants, no later than December 31 of the third calendar year following the calendar year in which the PSUs were granted and, for U.S. Designated Participants, no later than 30 days following the Redemption Date.

7.3

The Company shall not be required to deliver fractional Shares on account of the redemption of PSUs. If any fractional interest in a Share would, except for this provision, be deliverable on account of the redemption of PSUs, such fractional interest shall be rounded down to the next whole number of such Shares.

8.	Termination of Employment and Engagement

8.1

Notwithstanding any other provision herein, if a Designated Participant’s employment or engagement is terminated prior to the expiry of the Performance Period except in circumstances where sections 8 . 2 and 8 . 3 apply, then, unless the Board, in its sole discretion, determines otherwise, all outstanding PSUs of the Designated Participant, whether or not vested, and any and all rights to a payment with respect to such outstanding PSUs shall be forfeited and cancelled effective as of the termination date.

8.2	Section 8.1 shall not apply if a Designated Participant’s employment or engagement with the Company is terminated prior to the expiry of the Performance Period:

(a)	by the Company, for any reason other than for Cause, at any time in the 12 months following a Change of Control of the Company, or

(b)

by the Designated Participant, if the Company makes a material adverse change in the location, salary, duties or responsibilities assigned to the Designated Participant, at any time in the 12 months following a Change of Control of the Company and the Designated Participant has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, or

(c)	as a result of Disability or the Designated Participant’s death,

and the Designated Participant will continue to be entitled to payment on the date of termination of any PSUs of the Designated Participant that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the Performance Period shall be deemed to have vested on the termination date and the Designated Participant will be entitled to payment of such Vested PSUs and notwithstanding any other provision herein the Redemption Date shall be the date of termination.

8.3

If the Designated Participant’s employment or engagement with the Company is terminated prior to the expiry of the Performance Period as a result of retirement, then section 8.1 shall not apply and the Designated Participant will continue to be entitled to payment on the Redemption Date of that number of PSUs equal to the number of the Designated Participant’s PSUs that are vested on the Redemption Date multiplied by the Employment Factor. For the purposes of this section, “Employment Factor” means x/y where:

(a)	‘x’ is the number of days from and including the commencement of the Performance Period to and including the date of termination of employment or engagement of the Designated Participant; and

(b)	‘y’ is the number of days from and including the commencement of the Performance Period to and including the last day of the Performance Period.

8.4	For greater certainty, notwithstanding any other provision herein (other than sections 10.1 and 10.2), a Vested PSU may not be redeemed later than the Redemption Date.

9.	Adjustment on Alteration of Share Capital

9.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, then the number of Shares equal to a PSU shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

9.2

In the event of a change to the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

9.3

Unless the Board otherwise determines in good faith, if the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), then the obligation to deliver a Share pursuant to the redemption of a PSU under section 7.2 may be satisfied by the delivery of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger.

9.4

Unless the Board otherwise determines in good faith, if the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved) or a successful take-over bid is made for all or substantially all of the Shares, then for the purposes of determining the cash payment to be made to a Designated Participant on the redemption of a PSU under section 7.2, the cash payment shall be equal to the fair market value on the Redemption Date of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger or take-over, as determined in good faith by the Board in its sole discretion and such determination shall be binding for all purposes of the Plan.

9.5

In the event of any other change affecting the Shares, then if deemed necessary or equitable by the Board in its sole discretion to properly reflect such change, an adjustment may be made which shall be binding for all purposes of the Plan.

9.6

If, at any time when a PSU granted under the Plan has not been redeemed, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Designated Participant as soon as practicable and the Board may, in a fair and equitable manner, in its sole discretion, require the acceleration of the time for the vesting or redemption of the PSU granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements).

9.7

Notwithstanding any other provision herein, if, because of a proposed merger, amalgamation, compulsory acquisition or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner in its sole discretion, determine the manner in which all outstanding PSUs shall be treated including, for example, requiring the acceleration of the time for vesting and redemption of the PSU by the Designated Participant and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements) or providing that any Share which would be receivable by a Designated Participant in respect of a redemption of a PSU prior to the effective time of the Business Combination be replaced with the securities, property or cash which the Designated Participant would have received if the Designated Participant had redeemed his or her PSU immediately prior to the effective time of the Business Combination and received Shares, and make any adjustment as may be deemed necessary or equitable by the Board in its sole discretion (including consideration of tax law implications). All determinations of the Board under this section shall be binding for all purposes of the Plan.

9.8

In order to permit Designated Participants to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may in its sole discretion make appropriate provisions for the redemption of PSUs (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

9.9

No adjustment provided in this section 9 shall require the Company to deliver a fractional PSU or Share or cash payment in lieu thereof and the total adjustment with respect to each PSU or Share shall be limited accordingly.

10.	Regulatory Approval

10.1

Notwithstanding any of the provisions contained in the Plan, Designated Participant’s PSU Agreement or any term of a PSU, the Company’s obligation to grant PSUs, deliver Shares hereunder or make payments to a Designated Participant hereunder shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities, including without limitation, any stock exchange on which the Shares are listed (“Regulators”); and

(b)

receipt from the Designated Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such PSUs, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of a PSU, such change shall be determined in good faith by the Board in its sole discretion.

10.2

Notwithstanding any provisions in the Plan, Designated Participant’s PSU Agreement or any term of a PSU, if any amendment, modification or termination to the provisions hereof or any PSU made pursuant hereto are required by any Regulator, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments as determined appropriate and in good faith by the Board (including consideration of tax law implications) and thereupon the terms of the Plan, the Designated Participant’s PSU Agreement and any PSUs, shall be deemed to be amended accordingly without requiring the consent or agreement of any Designated Participant or holder of a PSU.

11.	Miscellaneous

11.1

If a PSU is to be redeemed during, or within two Trading Days after, a Blackout Period imposed by the Company, then, notwithstanding any other provision of the Plan, the PSU shall be redeemed two Trading Days after the Blackout Period is lifted by the Company.

11.2

The Plan shall not confer upon any Designated Participant any right with respect to a continuation of employment with or engagement by the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or the related entity to terminate any Designated Participant’s employment or engagement at any time.

11.3	For greater certainty, no interest shall accrue to, or be credited to, the Designated Participant on any amount payable under the Plan.

11.4

PSUs are not Shares and the grant of PSUs does not entitle a Designated Participant to any rights as a shareholder of the Company nor to any rights to the Shares or any securities of the Company. Except as expressly set out herein, no holder of any PSU shall be entitled to receive and no adjustment shall be made for any dividends or any other rights to distributions declared on the Shares.

11.5	The Company makes no representation or warranty as to the future market value of any PSUs or Shares granted or issued in accordance with the provisions of the Plan.

11.6	(a)

If the Company or any of its related entities shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in connection with the grants, redemption or other payments hereunder, the Company or any such related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to a Designated Participant, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity of the Company having a withholding obligation as described above may require a Designated Participant, as a condition of the grant or redemption of a PSU, to pay to the Company or related entity an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of Shares or cash payment to the Designated Participant hereunder, or to reimburse the Company or the related entity for such amount.

(b)

Under no circumstances shall the Company, or any related entity be responsible for funding the payment of any tax or amount on account of social security or other source deductions on behalf of any Designated Participant or for providing any tax advice to any Designated Participant.

11.7

In addition to the other terms and conditions of this Plan (and notwithstanding any other terms or conditions of the Plan to the contrary), special requirements for U.S. Designated Participants are set out in Schedule B.

12.	Effective Date, Amendment and Termination

12.1	The Plan is effective as of May 6, 2015.

12.2

The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a) to change the termination provisions of the PSUs or Plan which does not extend beyond the original expiry date; and

(b)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in governing laws, including tax laws, and Exchange requirements.

Except as otherwise permitted by the Exchange, amendments to this provision as well as amendments to the number of Shares issuable from treasury under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage) from treasury, may not be made without obtaining approval of the Shareholders in accordance with Exchange requirements.

12.3

Except as set out above, the Board may (without Shareholder approval) amend, modify or terminate any outstanding PSU, including, but not limited to, substituting another award of the same or of a different type or changing the date of redemption; provided, however that, the Designated Participant’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Designated Participant or is specifically permitted hereunder.

12.4	The original term of the Performance Period may not be extended.

12.5	The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to section 12 shall affect any PSUs granted pursuant to the Plan prior to such action.

Performance Share Unit Plan
of
Endeavour Silver Corp.

SCHEDULE A

Designated Participant’s Agreement

1.	Agreement: This agreement (“Agreement”) has been entered into by Endeavour Silver Corp. (the “Company”) and the Designated Participant as defined below.

2.

Acknowledgment: The Designated Participant acknowledges having received a copy of the Performance Share Unit Plan as amended and/or restated from time to time (the “Plan”) and that the Designated Participant has read and understands the Plan and agrees that the terms therein (including any amendments thereto since the date of grant) govern the grant hereunder.

3.	Grant: Subject to the terms and conditions of the Plan, the Company grants the Designated Participant the Performance Share Units (“PSUs”) set out below on the terms and conditions set out below.

(a)	Name of Designated Participant: ______________________ (the “Designated Participant”)

(b)	Date of grant: ______________________

(c)	Number of PSUs: ______________________

(d)	Vesting Terms: _____________ [insert performance targets including those applicable to additional PSUs under section 6.2 of the Plan]

(e)	Performance Period: _______________ [see section 5.1(d) of the Plan]

(f)	Other Terms: _________________ [insert other terms if applicable]

4.	Representations: The Designated Participant acknowledges that the Company makes no representation or warranty as to the future value of any PSU granted in accordance with the provisions of the Plan.

5.

Withholding Obligations: The Designated Participant acknowledges and agrees that the Company or a related entity of the Company may be required to withhold from the undersigned’s cash compensation or entitlements under the Plan and remit to the Canada Revenue Agency or the tax agency of the country in which the Designated Participant resides or is otherwise subject to tax, income taxes, social security contributions and other required source deductions in respect of entitlements under the Plan. Under no circumstances shall the Company or a related entity to the Company be responsible for the payment of any tax, social security contributions or any other source deductions on behalf of any Designated Participant.

6.

Tax Advice: The Designated Participant hereby acknowledges that the grant and redemption of PSUs may be subject to tax under applicable federal, provincial, state or other laws of any jurisdiction, that no representation has been made and he or she has not received any advice from the Company as to tax or legal ramifications of the grant or redemption of PSUs hereunder, and that he or she has been advised to seek independent tax advice as he or she deems necessary.

7.

Consent to Use of Personal Information: The Designated Participant agrees that the Company may collect and use personal information for any purpose that is permitted by law to be made without the consent of the Designated Participant, or is required by law, or by the articles, rules, regulations or policies or any regulatory organization governing the Company and that the Company may further use or disclose such information for the following purposes:

	(a)	to comply with securities and tax regulatory requirements;

	(b)	to provide the Designated Participant with information; and

	(c)	to otherwise administer the Plan.

8.

Compliance with Laws and Policies: The Designated Participant acknowledges and agrees that the undersigned will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Designated Participant in connection with the Plan.

9.

Terms and Conditions: This Agreement is subject to the terms and conditions set out in the Plan, and such terms and conditions are incorporated herein by this reference and agreed to by the Designated Participant. In the case of any inconsistency between this Agreement and the Plan, the Plan shall govern. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

Effective as of the _____ day of ________________________, 20_____
.

ENDEAVOUR SILVER CORP.

Per:
Authorized Signatory

Acknowledged and Agreed to:

)
)
)
Signature of Designated Participant	)	Signature of Witness
)
)
)
Name and Title of Designated Participant	)	Name of Witness

Performance Share Unit Plan RI Endeavour Silver Corp.

SCHEDULE B

Additional Terms for U.S. Designated Participants

Notwithstanding anything to the contrary in the Plan, the following terms and conditions will apply to PSUs awarded to U.S. Designated Participants.

1.

It is intended that PSUs of U.S. Designated Participants shall be exempt from Section 409A (“Section 409A”) of the U.S. Internal Revenue Code pursuant to Treasury Regulations Section 1.409A-1(b)(4) (the “short term deferral exception”), and the provisions of the PSU Agreement and the Plan shall be construed and administered accordingly.

2.

The Redemption Date for PSUs held by U.S. Designated Participants will be the date on which the PSUs are not, or are no longer, subject to a substantial risk of forfeiture within the meaning of Section 409A. Such PSUs shall be redeemed in all cases on or before March 15th of the year following the year in which such the Redemption Date occurs.

3.

If, pursuant to section 8.1 (or any other section of the Plan), the Board exercises discretion to waive all applicable vesting conditions, including continued service and performance conditions that otherwise would apply to PSUs, the Redemption Date for such PSUs shall be the date that the Board waives all such vesting conditions or deems them satisfied such that the PSUs no longer are subject to a substantial risk of forfeiture.

4.

Section 8.2(a) of the Plan will be interpreted to mean an involuntary termination by the Company of the U.S. Designated Participant’s employment or engagement (within 12 months following a Change of Control of the Company). Further, Section 8.2(b) shall be modified to include the following italicized language at the end of such Section 8.2(b):

“by the Designated Participant, if the Company makes a material adverse change in the location, salary, duties or responsibilities assigned to the Designated Participant, at any time in the 12 months following a Change of Control of the Company and the Designated Participant has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship and the Company has failed to correct such material adverse change within 30 days of such notice,”.

5.

A U.S. Designated Participant who has performed not less than ten years of continuous full time service to the Company or a related entity of the Company and is not less than 58 years old is referred to herein as a “Retirement Eligible U.S. Designated Participant”.

6.

Notwithstanding section 8.3 or anything else to the contrary in the Plan, if, at any time prior to the end of the Performance Period, PSUs of a Retirement Eligible U.S. Designated Participant are not subject to, or are no longer subject to, performance vesting conditions or other vesting conditions that constitute a substantial risk of forfeiture for purposes of Section 409A, then the Redemption Date for such PSUs shall be as follows. If the individual is a Retirement Eligible U.S. Designated Participant on the date on which such PSUs are not, or are no longer, subject to vesting conditions that constitute a substantial risk of forfeiture, the Redemption Date shall be the date on which such PSUs are not, or are no longer, subject to vesting conditions that constitute a substantial risk of forfeiture.

If the individual is not a Retirement Eligible U.S. Designated Participant on the date on which such PSUs are not, or are no longer, subject to vesting conditions that constitute a substantial risk of forfeiture, the Redemption Date shall be the subsequent date on which such individual becomes a Retirement Eligible U.S. Designated Participant. For example, if performance vesting conditions are satisfied prior to the end of Performance Period (and there are no other vesting conditions that constitute a substantial risk of forfeiture for purposes of Section 409A), the Redemption date for individuals who are then Retirement Eligible U.S. Designated Participants will be the date that the performance vesting conditions are satisfied. Such date will be the Redemption Date regardless of whether such Retirement Eligible U.S. Designated Participant has retired or terminated, and regardless of whether such date occurs before the last day of the Performance Period. For this purpose, the Board, in its sole discretion, shall determine the number of PSUs that will be redeemed and the number that will be forfeited (if any), taking into consideration specific facts and circumstances. For greater certainty, in no event will the redemption of such PSUs be delayed until the end of the Performance Period if such date is after March 15th of the year following the year in which such PSUs no longer are subject to a substantial risk of forfeiture.